Exhibit 99.42

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

OF MOGO FINANCE TECHNOLOGY INC.

TO BE HELD ON SEPTEMBER 15, 2017

and

MANAGEMENT INFORMATION CIRCULAR

OF MOGO FINANCE TECHNOLOGY INC.

July 31, 2017

MOGO FINANCE TECHNOLOGY INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the shareholders of Mogo Finance Technology Inc. (the “Company”) will be held at the offices of Stikeman Elliott LLP at 666 Burrard Street, Suite 1700, Vancouver, British Columbia V6C 2X8 on September 15, 2017 at 1:00 pm (Pacific time) for the following purposes:

1.	to consider and, if thought appropriate, approve an ordinary resolution (the “Wekerle Resolution”) approving the conversion feature in respect of $6,250,000 aggregate principal amount of 10% secured convertible debentures of the Company held by Michael Wekerle and certain of his associates and affiliates, as more particularly described in the Circular;

2.	to consider and, if thought appropriate, approve a special resolution, the full text of which is set forth in the Circular, to approve the amendment of the articles of the Company in order to create a class of preferred shares, issuable in one or more series, as more particularly described in the Circular;

3.	to consider and, if thought appropriate, approve an ordinary resolution approving an amendment to the Company’s stock option plan, as more particularly described in the Circular; and

4.	to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

The Company is sending meeting-related materials to shareholders using Notice and Access. Notice and Access is a set of rules for reducing the volume of materials that must be physically mailed to shareholders by posting the information circular and additional materials online.

The Circular, this Notice, a form of proxy and a voting instruction form are available on SEDAR at www.sedar.com and at http://investors.mogo.ca/financial-reports. Shareholders are reminded to review these online materials when voting. Shareholders may choose to receive paper copies of such materials or obtain further information about Notice and Access by contacting the Company toll free at 1-800-980-6646. In order for shareholders to receive paper copies of such materials in advance of any deadline for the submission of voting instructions and the date of the Meeting it is recommended that such shareholders contact the Company at the number above as soon as possible but not later than August 15, 2017.

Shareholders are requested to complete, sign and return such form of proxy or voting instruction form, as applicable.

In order for a registered shareholder to be represented by proxy at the Meeting, the shareholder must complete and submit the enclosed form of proxy or other appropriate form of proxy. Completed forms of proxy must be received by Computershare Investor Services Inc. at 100 University Ave., 8th Floor, Toronto, Ontario M5J 2Y1 attention Proxy Department, or by fax to Computershare Investor Services Inc. at 1-866-249-7775 or 1-416-263-9524, not later than 1:00 pm (Pacific time) on September 13, 2017 or may be accepted by the Chair of the Meeting prior to the commencement of the Meeting.

Non-registered shareholders should use the enclosed voting instruction form to provide voting instructions. The voting instruction form contains instructions on how to complete the form, where to return it to and the deadline for returning it. It is important to read and follow the instructions on the voting instruction form in order to have your vote count.

DATED at Vancouver, British Columbia this 31st day of July, 2017.

BY ORDER OF THE BOARD

(“David Feller”)

David Feller

Chair

TABLE OF CONTENTS

SUMMARY	2
Shareholder Voting Matters	2

MANAGEMENT SOLICITATION	3
Registered Shareholders – Voting by Proxy	3
Non-Registered Holders – Voting Instruction Form	4
Notice and Access	4

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	5

STATEMENT OF EXECUTIVE COMPENSATION	5

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS	6

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	6

BUSINESS OF THE MEETING	6

OTHER MATTERS	11

DEADLINE FOR SHAREHOLDER PROPOSALS	11

ADDITIONAL INFORMATION	11

DIRECTORS’ APPROVAL	12

SUMMARY

This Summary contains highlights of some of the important information contained in this Circular. This Summary does not contain all of the information that you should consider and you should read this entire Circular before voting. Terms used but not defined in this Summary have the meanings given to them in the Circular.

Shareholder Voting Matters

		For More Information
Voting Matter	Board Recommendation	See Pages
Approval of conversion feature of Debentures issued to Michael Wekerle	FOR	6

Approval of creation of preferred shares	FOR	8

Approval of amendment to stock option plan	FOR	9

MANAGEMENT SOLICITATION

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Mogo Finance Technology Inc. (the “Company” or “Mogo”) for use at a special meeting (the “Meeting”) of the holders (collectively, the “Shareholders” or individually, a “Shareholder”) of common shares (the “Common Shares”) of the Company to be held at the offices of Stikeman Elliott LLP at 666 Burrard Street, Suite 1700, Vancouver, British Columbia V6C 2X8 on September 15, 2017 at 1:00 pm (Pacific time) for the purposes set out in the accompanying Notice of Meeting.

This solicitation is made by the management of the Company. It is expected that the solicitation will primarily be by mail. Proxies may also be solicited personally or by telephone by regular employees of and by agents engaged by the Company at nominal cost. The cost of solicitation will be borne by the Company. Except as otherwise stated, the information contained in this Circular is given as of July 31, 2017 (the “Record Date”).

The form of proxy forwarded to Shareholders with the Notice of Meeting confers discretionary authority upon the proxy nominees with respect to amendments or variations of matters identified in the Notice of Meeting or other matters which may properly come before the Meeting.

Registered Shareholders – Voting by Proxy

The persons named in the enclosed form of proxy for the Meeting are officers of the Company.

A registered Shareholder has the right to appoint some other person, who need not be a shareholder, to represent the Shareholder at the Meeting by striking out the names of the persons designated in the accompanying form of proxy and by inserting such other person’s name in the blank space provided or by executing another proper form of proxy.

Completed forms of proxy must be received by Computershare Investor Services Inc. at 100 University Ave., 8th Floor, Toronto, Ontario M5J 2Y1 attention Proxy Department, or by fax to Computershare Investor Services Inc. at 1-866-249-7775 or 1-416-263-9524, not later than 1:00 pm (Pacific time) on September 13, 2017 or may be accepted by the Chair of the Meeting prior to the commencement of the Meeting.

The form of proxy affords the registered Shareholder an opportunity to specify that the Common Shares registered in his or her name shall be voted for or against in respect of the matters to come before the Meeting, as applicable.

On any ballot that may be called for, the Common Shares represented by proxies in favour of management nominees will be voted for or against in respect of the matters to come before the Meeting in accordance with the instructions given in such proxies.

In respect of proxies in which the Shareholders have not specified that the proxy nominees are required to vote for or against in respect of the matters scheduled to come before the Meeting, the Common Shares represented by the proxies in favour of management nominees will be voted FOR the matters described in the Notice of Meeting.

Management knows of no matters scheduled to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the Common Shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominees.

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A proxy given by a registered Shareholder for use at the Meeting may be revoked at any time prior to its use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Any such instrument revoking a proxy must be deposited at the registered office of the Company, at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Attention: Chief Legal and Administrative Officer (the “CLAO”), any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, or deposited with the Chair of the Meeting on the day of the Meeting, or any adjournment thereof. If the instrument of revocation is deposited with the Chair on the day of the Meeting or any adjournment thereof, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

Non-Registered Holders – Voting Instruction Form

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Many Shareholders are not registered Shareholders (the “Beneficial Shareholders”) because the Common Shares they own are not registered in their names but are instead either (i) registered in the name of an intermediary (the “Intermediary”) that the Beneficial Shareholder deals with in respect of the Common Shares, such as, among others, brokerage firms, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered Registered Retirement Savings Plans (RRSPs), Registered Retirement Income Funds (RRIFs), Registered Education Savings Plans (RESPs) and similar plans, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Company has distributed materials directly to non-objecting beneficial owners through Computershare Investor Services Inc.

Intermediaries are required to forward the meeting materials to Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the meeting materials to Beneficial Shareholders. If you are a Beneficial Shareholder, your name and address will appear on the voting instruction form sent to you by an Intermediary (bank, broker or trust company). A Beneficial Shareholder may vote or appoint a proxy by mail, phone, fax or on the Internet, as applicable, in accordance with the voting instruction form. Your Intermediary, as registered holder, will submit the vote or proxy appointment to the Company on your behalf. You must submit your voting instruction form in accordance with the instructions and within the time limits set by your Intermediary. If you or a person you designate plan to attend the meeting and vote you must appoint yourself or that person as proxy using the voting instruction form. Beneficial Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the voting instructions form is to be delivered.

A Beneficial Shareholder may revoke a form of proxy or voting instructions form given to an Intermediary by contacting the Intermediary through which the Beneficial Shareholder’s Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies. In order to ensure than an Intermediary acts upon a revocation of a proxy form or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

Notice and Access

The Company is sending proxy-related materials to Shareholders using Notice and Access. Notice and Access is set of rules for reducing the volume of materials that must be physically mailed to shareholders by posting the information circular and additional materials online. Shareholders will still receive the Notice of Meeting, and may choose to receive a hard copy of the Circular and other materials. Details are included in the Notice of Meeting. This Circular, the Notice of Meeting, a form of proxy and a voting instruction form are available on SEDAR at www.sedar.com and at http://investors.mogo.ca/financial-reports. Shareholders are reminded to review these online materials when voting. Shareholders may choose to receive paper copies of such materials or obtain further information about Notice and Access by contacting the Company toll free at 1-800-980-6646.

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The Company does not intend to pay for Intermediaries to forward to objecting beneficial owners under NI 54-101 the proxy-related materials and Form 54-101F7 - Request for Voting Instructions Made by Intermediary, and that in the case of an objecting beneficial owner, the objecting beneficial owner will not receive the materials unless the objecting beneficial owner’s Intermediary assumes the cost of delivery.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company has fixed the close of business on July 31, 2017 as the Record Date for the purposes of determining Shareholders entitled to receive the Notice and vote at the Meeting. As at the Record Date, 18,335,396 Common Shares were issued and outstanding, each carrying the right to one vote at the Meeting.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, the only persons that beneficially own, or control or direct, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to the Common Shares are as follows:

	Number of Shares Owned
	(Percentage of Class and Type of Ownership)
Name	Common Shares	Percentage of Voting Rights
David Feller(1)	2,004,892	10.93%

Fidelity(2)	1,952,590	10.65%

Michael Wekerle(3)	3,606,943	19.67%

Notes:

(1)	David Feller’s holdings above include Common Shares owned directly or indirectly by his spouse (including her holdings in Bluestone Partners Inc.).
(2)	Fidelity’s holdings above may be held by any and all of the following companies: Fidelity Management & Research Company, FMR Co., Inc., Fidelity Management Trust Company, FIAM LLC, Fidelity Institutional Asset Management Trust Company, Strategic Advisers, Inc., FIL Limited, Crosby Advisors LLC, Fidelity SelectCo, LLC and Fidelity (Canada) Asset Management ULC.
(3)	Michael Wekerle’s holdings above include 896,443 Common Shares owned directly by Difference Capital Financial Inc., an associate of Mr. Wekerle within the meaning of applicable securities laws and 206,100 Common Shares owned directly by Hermine Wekerle, a family member of Mr. Wekerle. Mr. Wekerle and certain of his affiliates also hold $6.25 million aggregate principal amount of the Company’s 10% secured convertible debentures.

STATEMENT OF EXECUTIVE COMPENSATION

The Company’s Statement of Executive Compensation is incorporated by reference from the Company’s management information circular dated May 1, 2017 which was delivered to shareholders in connection with the Company’s annual meeting of shareholders held on June 7, 2017 (the “AGM Circular”). Defined terms used in this section have the meanings given to such terms in the AGM Circular.

The discussion below provides supplemental information related to the Company’s executive compensation program for the year ended December 31, 2016, that has been updated since the publication of the AGM Circular.

On June 6, 2017 the Board approved Mogo’s annual executive and employee bonus entitlements for the year ended December 31, 2016. The amounts paid to the NEOs were: David Feller, $155,000; Greg Feller, $155,000; Lisa Skakun, $50,225; Eric Miles, $0 and Thomas Groh, $29,600.

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INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There was no indebtedness owed to the Company during the fiscal year ended December 31, 2016 by any individual who was a director, executive officer and senior officer of the Company (and any associate of the foregoing), except that Mr. David Feller borrowed $35,000 Liquid Money at 5.9% on Oct 20th, 2015 to test the customer experience and as of December 31, 2016, his loan principal outstanding was $24,500.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than the interest of Michael Wekerle in the Wekerle Resolution (see “Business of the Meeting – Approval of conversion feature of Debentures issued to Michael Wekerle and associates”), there are no interests of any directors, officers or holders of over 10% of the Common Shares, or any directors or officers of any holders of over 10% of the Common Shares or any affiliates or associates of any of the foregoing, in any transactions of the Company since the commencement of Company’s most recently completed financial year or in any proposed transaction that have materially affected or that would materially affect the Company or any of its subsidiaries.

BUSINESS OF THE MEETING

Approval of conversion feature of Debentures issued to Michael Wekerle and associates

The Company is asking Shareholders to consider and approve an ordinary resolution (the “Wekerle Resolution”) approving the conversion feature in respect of $6,250,000 aggregate principal amount of 10% secured convertible debentures (the “Debentures”) of the Company held by Michael Wekerle and certain of his associates and affiliates. Mr. Wekerle is an insider of the Company by virtue of holding, or having control or direction over, more than 10% of the Company’s Common Shares

On June 6, 2017, the Company announced that it had closed a public offering of the Debentures. The Company sold $15,000,000 aggregate principal amount of the Debentures pursuant to the offering at a price of $1,000 per Debenture. Mackie Research Capital Corporation, Cormark Securities Inc., Canaccord Genuity Inc., Haywood Securities Inc. and M Partners Inc. acted as agents under the Offering. Net proceeds from the offering are being used to fund the growth of the Company’s loan portfolio, with an emphasis on its long-term loan products. The Company’s loans are primarily funded using two credit facilities with Fortress Credit Co LLC, with a portion of each loan being funded by the Company. The net proceeds of the offering are being used to satisfy such portion of each new loan.

The Debentures bear interest from June 6, 2017 at 10% per annum, payable semi-annually on May 31 and November 30 of each year. Each Debenture is convertible, at the option of the holder, in whole or in part, into Common Shares at any time before June 6, 2020 (the “Maturity Date”) at a price of $5.00 per Common Share (the “Conversion Price”). Mogo is entitled, subject to applicable regulatory approval and provided that no event of default has occurred and is continuing, prior to the Maturity Date and at any time that the 20-day volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) exceeds 115% of the Conversion Price, to provide not less than 30 days’ written notice to Debentureholders to convert Debentures in whole or in part, including any accrued but unpaid interest, into Common Shares; provided however, if the conversion is to occur within 12 months from the closing date of the Debenture offering, then the Conversion Price will be reduced to $4.25 per Common Share (the “Floor Conversion Price”) and the holder will be entitled to receive the interest that would have accrued during the 12-month period from the closing date in accordance with the terms of the Debenture. For a full description of the Debentures and the offering, refer to the Company’s final short form prospectus dated May 24, 2017, filed on SEDAR.

The Debentures are conditionally listed for trading on the TSX under the symbol “MOGO.DB”, subject to the Company fulfilling all of the listing requirements of the TSX.

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Mr. Michael Wekerle, and certain of Mr. Wekerle’s associates and affiliates, acquired $6,250,000 aggregate principal amount of the Debentures under the offering. The maximum number of Common Shares issuable to Mr. Wekerle and his associates and affiliates upon conversion of their Debentures at the Conversion Price and the Floor Conversion Price would be 1,250,000 Common Shares and 1,470,588 Common Shares, respectively. At July 31, 2017, these numbers represent 6.82% and 8.02%, respectively, of the Company’s issued and outstanding Common Shares (on a non-diluted basis). Upon full conversion of the Debentures (at the Floor Conversion Price), together with other securities of the Company held by Michael Wekerle and his associates and affiliates, Michael Wekerle would own, directly or indirectly, or exercise control or direction over, 5,077,531 Common Shares, representing 25.64% of the issued and outstanding Common Shares (on a partially diluted basis, assuming that only the Debentures held by Mr. Wekerle and his associates and affiliates are converted).

Accordingly, the TSX determined that the issuance of Debentures to Mr. Wekerle and his associates and affiliates could materially affect control of the Company. It was, therefore, a condition of the listing of the Debentures on the TSX that Mr. Wekerle and certain of his associates and affiliates enter into an agreement with the Company that would prohibit the conversion of any Debentures by Mr. Wekerle and his associates and affiliates until the Company obtains disinterested shareholder approval in respect thereof. Such an agreement was entered into on June 6, 2017.

At the Meeting, Shareholders will be asked to approve by ordinary resolution the conversion feature of the Debentures, so that the Debentures held by Mr. Wekerle and his associates and affiliates will be convertible in accordance with their terms. The text of the Wekerle Resolution to be considered and, if thought appropriate, passed at the Meeting is as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

(1) The conversion feature in respect of the $6,250,000 aggregate principal amount of 10% secured convertible debentures of the Company held by Michael Wekerle and his associates and affiliates, in accordance with the terms of such debentures, is hereby approved;

(2) The Company is hereby authorized to file such documentation or instruments with the Toronto Stock Exchange and any other regulatory authority having proper jurisdiction concerning this ordinary resolution, and is hereby authorized to make any amendments to the wording of the said ordinary resolution as such regulatory authorities may require in order that the intent of this ordinary resolution may be effected; and

(3) Notwithstanding that this ordinary resolution has been duly passed by the shareholders of the Company, the Board of Directors of the Company is hereby authorized, at its discretion, to revoke this ordinary resolution at any time before it is acted upon.

A simple majority of the votes cast at the Meeting in person or by proxy (excluding the votes attached to the 3,606,943 Common Shares currently held by Mr. Wekerle and his associates and affiliates – representing 19.67% of the issued and outstanding Common Shares as at July 31, 2017) is required in order to pass the Wekerle Resolution.

Unless authority has been withheld, the Common Shares represented by proxies in favour of management nominees will be voted FOR the approval and ratification of the Wekerle Resolution.

Creation of a class of Preferred Shares

At the Meeting, Shareholders will be asked to pass a special resolution authorizing the Company to alter its Notice of Articles and Articles to create a new class of shares to be classified as “Preferred Shares” (the “Preferred Shares Resolution”).

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Purpose and Terms of the Preferred Shares

The main purpose of the creation of the Preferred Shares is to provide the Company with greater flexibility in its capital structure and in raising future capital for use in the Company’s business and operations or in connection with acquisitions of other businesses or properties. An unlimited number of Preferred Shares will be created and the Preferred Shares will be issuable in one or more series. The Board will be authorized to fix the number of shares of each series, and to determine for each series, subject to the terms and conditions set out herein, the designation, rights, privileges, restrictions and conditions, including dividend rates, redemption prices, conversion rights and other matters. A summary of the terms of the Preferred Shares is included below. Reference should be made to the full text of the terms and conditions attaching to the Preferred Shares as set out in Schedule “A” hereto.

The Preferred Shares may at any time, and from time to time, be issued in one or more series, in accordance with and subject to the provisions of the Business Corporations Act (British Columbia). The Board shall, by resolution duly passed before the issue of any Preferred Shares of any series, fix the number of shares in and determine the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of such series.

So long as any Preferred Shares are outstanding, the holders of the Preferred Shares of each series shall rank both with regard to dividends and return of capital in priority to the holders of the Common Shares and in priority to any other shares ranking junior to the Preferred Shares, and the holders of the Preferred Shares of each series may also be given such other preference over the holders of the Common Shares and any other shares ranking junior to the holders of the Preferred Shares as may be determined as to the respective series authorized to be issued.

The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority in payment of dividends and return of capital in the event of any distribution of assets of the Company among its shareholders arising on the liquidation, dissolution or winding up of the Company.

Among other things, each series of Preferred Shares, upon determination by the Board, may or may not carry voting rights and may or may not be convertible into another class or series of shares of the Company.

The attributes of the Common Shares remain unchanged, subject to the rights, privileges, restrictions and conditions attaching to the Preferred Shares.

Requisite Approval

At the Meeting, the Shareholders will be asked to pass the Preferred Shares Resolution. The approval of the Preferred Shares Resolution will require the affirmative vote of 66⅔% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting. The text of the Preferred Shares Resolution to be considered and, if thought appropriate, passed at the Meeting is as follows

“RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1) The Notice of Articles of the Company be altered by creating an unlimited number of Preferred Shares, without par value;

(2) There be attached to the Preferred Shares the special rights and restrictions as set out in of Schedule “A” attached to the management information circular of the Company dated July 31, 2017 (the “Circular”);

(3) The Articles of the Company (the “Articles”) be amended to attach special rights and restrictions to the Preferred Shares as set out in Article 26 set out in Schedule “A” attached to the Circular;

(4) The Company be authorized to alter the Notice of Articles of the Company to reflect the alterations authorized by resolutions 1, 2 and 3 above;

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(5) The alterations to the Notice of Articles and Articles shall not take effect until these resolutions are signed and received for deposit at the Company’s records office, a Notice of Alteration is electronically filed with the British Columbia Registrar of Companies, and the Notice of Articles is altered to reflect the alterations set out in these resolutions;

(6) Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the Board of Directors of the Company is hereby authorized, at its discretion, to revoke this special resolution at any time before it is acted upon; and

(7) Any one director or officer of the Corporation be and is hereby authorized and directed to execute and deliver under the seal of the Company or otherwise, all such documents and to do all such other acts or things as such director or officer may determine to be necessary or advisable in connection with such alterations, the execution of any such document or the doing of any such other act or thing by any director or officer of the Company being conclusive evidence of such determination.

Unless authority has been withheld, the Common Shares represented by proxies in favour of management nominees will be voted FOR the Preferred Share Resolution.

Amendment to Stock Option Plan

The Stock Option Plan, which is summarized under “Statement of Executive Compensation – Compensation Discussion and Analysis – Stock Option Plan” in the AGM Circular, was established in 2013, amended as part of our initial public offering in 2015 and at our annual meeting in 2016. A copy of the full Stock Option Plan giving effect to the proposed amendment is attached as Schedule “B” to this Circular, and the summary included herein is qualified in its entirety by reference to such Stock Option Plan, as amended.

The Stock Option Plan is a “rolling” plan such that the maximum number of Common Shares that may be issued pursuant to options granted under the Stock Option Plan shall not exceed 15% of the total number of all issued and outstanding Common Shares from time-to-time. At July 31, 2017, the Company has 18,335,396 Common Shares issued and outstanding, and currently has options to acquire 2,499,146 Common Shares outstanding pursuant to the Stock Option Plan (representing 13.63% of the current issued and outstanding Common Shares) , leaving a total of 251,163 options available for grants.

The Stock Option Plan allows for the grant of incentive stock options to the Company’s employees, directors, officers and consultants. Our Board of Directors is responsible for administering the Stock Option Plan, and the Corporate Governance, Compensation and Nominating Committee (the “CGCNC”) of the Board makes recommendations to the Board of Directors in respect of matters relating to the Stock Option Plan.

Unless otherwise determined by the Board of Directors, options granted under the Stock Option Plan vest as follows: 1/4 vest on the first anniversary of the date of the grant and 1/48 vest at the end of each month following the first anniversary of the date of the grant with the result that the entire option shall be vested and exercisable on the fourth anniversary of the grant. Options granted under the Stock Option Plan may be exercised during the period specified in the Stock Option Plan, which is generally eight years from the date of grant. The Stock Option Plan also provides that, unless otherwise determined by the Board of Directors, options terminate within a period of time following the termination of employment, directorship or engagement as a consultant with the Company or affiliates entities. Unless otherwise specified by the Board at the time of granting options, vested options will expire the earlier of the expiration of such options in accordance with their terms and: (a) if the holder retires, 90 days after the termination date (as defined in the Stock Option Plan), (b) if the holder dies or becomes incapacitated, 120 days after such occurrence, (c) if the holder is terminated for cause, as of the termination date, (d) if the holder resigns, 30 days after the termination date, (e) if the holder is dismissed without cause, 90 days after the termination date, (f) if the holder is a consultant and there is termination (i) by the Company for any reason other than for a material breach of the consulting agreement, (ii) by voluntary termination by the holder or (iii) due to the death or incapacity of the holder, 90 days from the termination date, (g) if the holder is a consultant and there is termination by the Company for a material breach of the consulting agreement, as of the termination date, and (h) if the holder is a director or officer, 90 days following the termination date.

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The exercise price for options granted under the Stock Option Plan is determined by the Board of Directors, but may not be less than the last closing price of the Common Shares on the TSX prior to the date of grant of such option. The number of Common Shares issued to insiders of the Company within any one year period, and issuable to insiders of the Company, at any time, under the Stock Option Plan, when combined with all of the Company’s other security-based compensation arrangements, must not exceed 10% of the Company’s total issued and outstanding Common Shares as at the applicable date of grant.

The Stock Option Plan provides that if options granted under the Stock Option Plan would otherwise expire during a trading black-out period or within ten business days following the end of such period, the expiry date of such options are extended to the tenth business day following the end of the black-out period. Options granted under the Stock Option Plan are not transferable, subject to limited exceptions in the event of the holder’s death or incapacity. The Board of Directors has overall authority for interpreting, applying, amending and terminating the Stock Option Plan without shareholder approval; provided that subject to any additional requirements of the rules of the TSX, the following amendments to the Stock Option Plan or options issued thereunder shall not be made without the prior approval of the TSX and approval of the Shareholders: (i) a reduction in the exercise price of an option held by an insider of the Company, (ii) an extension of the term of an option held by an insider of the Company, (iii) any amendment to remove the insider participation limits described above, (iv) an increase in the maximum number of Common Shares issuable pursuant to options granted under the Stock Option Plan; and (v) amendments to the amending provision of the Stock Option Plan.

As discussed above, the Company issued $15,000,000 aggregate principal amount of Debentures. Pursuant to their terms, the Debentures are convertible into 3,000,000 Common Shares at a conversion price of $5.00 per share. Had the Company issued Common Shares instead of the Debentures, it would have automatically received additional room to grant options under the Stock Option Plan. The Company chose, for sound business reasons, to raise additional capital for the growth of the business of the Company in the form of the Debentures rather than Common Shares. The Company is asking shareholders to approve an amendment to the Stock Option Plan to provide the Company with the equivalent room to grant options under the Stock Option Plan as it would have received had it chosen to finance the Company through the issuance of Common Shares rather than through the issuance of the Debentures. The amendment being proposed is to Section 3(b) of the Stock Option Plan, as follows (emphasis added):

“The aggregate number of Shares reserved for issuance under the Plan shall not exceed the greater of (i) 15% of the issued and outstanding Common Shares of the Corporation as at the date of grant (on a non-diluted basis) and (ii) 3,200,000. Any issuance of Shares from treasury pursuant to the exercise of Options shall automatically replenish the number of Shares available for Option grants under the Plan. No Option may be granted if such grant would have the effect of causing the total number of Shares subject to Options to exceed the above-noted total percentage of Shares reserved for issuance pursuant to the exercise of Options.”

The 3,200,000 figure referred to in the proposed amendment represents 17.45% of the issued and outstanding Common Shares as at July 31, 2017

Stock options are a key part of Mogo’s long term incentive compensation program and allow the Company to attract, retain and motivate directors, officers, employees and consultants. However, the current option pool is not sufficient to allow the Company to continue granting options. The Board of Directors and management are focused on building the leading financial team in Canada and believe that this amendment fairly takes into account the Common Shares issuable under the Debentures in order to expand the option pool and enable them to continue to align the team with shareholders while minimizing cash compensation.

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Pursuant to the policies of the TSX, the foregoing amendment requires approval by the shareholders of the Company. In addition, due to the “rolling” nature of the plan, the TSX requires that unallocated options under the Stock Option Plan be reapproved by the Shareholders and Board every three years. Accordingly, the Shareholders will be asked to approve the unallocated options under the Stock Option Plan by June 8, 2019 (three years from the date that the “rolling” plan was adopted).

At the Meeting, the Shareholders will be asked to approve by ordinary resolution the amendment to the Stock Option Plan. A simple majority of the votes cast at the Meeting in person or by proxy is required in order to pass the resolution. The text of the proposed resolution to approve the amendment to the Stock Option Plan is as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

(1) Section 3.(b) of the Mogo Finance Technology Inc. Stock Option Plan be amended and restated as follows:

“3.(b) The aggregate number of Shares reserved for issuance under the Plan shall not exceed the greater of (i) 15% of the issued and outstanding Common Shares of the Corporation as at the date of grant (on a non-diluted basis) and (ii) 3,200,000. Any issuance of Shares from treasury pursuant to the exercise of Options shall automatically replenish the number of Shares available for Option grants under the Plan. No Option may be granted if such grant would have the effect of causing the total number of Shares subject to Options to exceed the above-noted total percentage of Shares reserved for issuance pursuant to the exercise of Options.”

(2) Any one director or officer of the Corporation be and is hereby authorized and directed to execute and deliver under the seal of the Company or otherwise, all such documents and to do all such other acts or things as such director or officer may determine to be necessary or advisable in connection with such amendment, the execution of any such document or the doing of any such other act or thing by any director or officer of the Company being conclusive evidence of such determination.

Unless authority has been withheld, the Common Shares represented by proxies in favour of management nominees will be voted FOR the Stock Option Plan amendment resolution.

OTHER MATTERS

Management knows of no other matters to come before the Meeting other than the matters referred to in the Notice of Meeting, however, if any other matters which are not now known to management should properly come before the Meeting, the Proxy will be voted upon such matters in accordance with the best judgment of the person voting the Proxy.

DEADLINE FOR SHAREHOLDER PROPOSALS

If any person entitled to vote at an annual meeting of the Company’s shareholders wishes to propose any matter for consideration at the next annual meeting, in order for such proposal to be considered for inclusion in the materials made available to shareholders in respect of such meeting, such proposal must be received by the Company at least 3 months before the anniversary date of the current year’s annual meeting. In addition, such person must meet the definition of a “qualified shareholder” and otherwise comply with the requirements for shareholder proposals set out in sections 187 to 191 of the Business Corporations Act (British Columbia).

ADDITIONAL INFORMATION

Financial Information is provided in the Company’s Financial Statements and Management’s Discussion and Analysis for its most recently completed financial year. Copies of such documents can be requested by contacting Investor Relations at investors@mogo.ca or by calling 1-800-980-6646.

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Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

DIRECTORS’ APPROVAL

The undersigned hereby certifies that the directors of the Company have approved the contents and the sending of this Circular.

DATED: July 31, 2017

(“David Feller”)

David Feller

Chief Executive Officer and Board Chair

Mogo Finance Technology Inc.

Vancouver, British Columbia

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SCHEDULE “A”

SPECIAL RIGHTS AND RESTRICTIONS

ATTACHED TO PREFERRED SHARES

26.	SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO PREFERRED SHARES

The Preferred shares shall, as a class, have attached thereto the following special rights and restrictions:

26.1	Issuable in Series

The Preferred shares may be issued from time to time in one or more series. Subject to the Business Corporations Act, the directors may from time to time, by resolution, if none of the Preferred shares of any particular series are issued, alter these Articles and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:

(1)	determine the maximum number of shares of any of those series of shares that the Company is authorized to issue, determine that there is no such maximum number, or alter any determination made under this paragraph (a) or otherwise in relation to a maximum number of those shares;
(2)	create an identifying name by which the shares of any of those series of shares may be identified, or alter any identifying name created for those shares; and
(3)	attach special rights or restrictions to the shares of any of those series of shares, including, but without limiting or restricting the generality of the foregoing, special rights or restrictions with respect to:

(a)	the rate, amount or method of calculation of any dividends, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which any such dividends shall accrue;
(b)	any right of redemption or purchase and the redemption or purchase prices and terms and conditions of any such right;
(c)	any right of retraction vested in the holders of preferred shares of such series and the prices and terms and conditions of any such rights;
(d)	any right of conversion and terms and conditions of any such right;
(e)	any rights upon dissolution, liquidation or winding-up of the Company;
(f)	any voting rights; and
(g)	any other special rights or restrictions, not inconsistent with these share provisions, attaching to any such series of Preferred shares.

26.2	Priority

No special rights or restrictions attached to any series of Preferred shares shall confer upon the shares of such series a priority in respect of dividends or distribution of assets or return of capital in the event of the liquidation, dissolution or winding up of the Company over the shares of any other series of Preferred shares. The Preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, rank on a parity with the Preferred shares of every other series and be entitled to a preference and priority over the common shares and over any other shares of the Company ranking junior to the Preferred shares.

26.3	Notices and Voting

Subject to the special rights and restrictions that may be attached to a particular series of Preferred shares, the holders of a series of Preferred shares shall not, as such, be entitled to receive notice of or to attend any meetings of the shareholders of the Company and shall not be entitled to vote at any such meetings (except where holders of a specified class or series of shares are entitled to vote separately as a class or series as provided in the Business Corporations Act).

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Notwithstanding the above restrictions, conditions or prohibitions on the right to vote, the holders of the Preferred shares shall be entitled to notice of all meetings of shareholders called for the purpose of authorizing the dissolution of the Company or the sale, lease or other disposition of all or substantially all of the Company’s undertaking other than in the ordinary course of business of the Company under subsection 301 of the Business Corporations Act, as such subsection may be amended from time to time.

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SCHEDULE “B”

AMENDED STOCK OPTION PLAN

MOGO FINANCE TECHNOLOGY INC.

1.	Purpose

The purpose of the stock option plan (the “Plan”) is to advance the interests of Mogo Finance Technology Inc. (the “Corporation”) and its shareholders by providing to the directors, officers, employees and consultants of the Corporation and its affiliates a performance incentive for continued and improved services with the Corporation and its affiliates. The terms of the Plan shall govern each option issued hereunder.

2.	Term of Plan

The Plan is effective on November 15, 2013. Options may be granted under the Plan until the earlier of (i) the 10th anniversary of the effective date of the Plan, or (ii) the date on which the Board terminates the Plan.

3.	Shares

(a)	The shares (“Shares”) that may be issued pursuant to the exercise of options (“Options”) granted under the Plan are common shares (the “Common Shares”) of the Corporation.

(b)	The aggregate number of Shares reserved for issuance under the Plan shall not exceed the greater of (i) 15% of the issued and outstanding Common Shares of the Corporation as at the date of grant (on a non-diluted basis), and (ii) 3,200,000. Any issuance of Shares from treasury pursuant to the exercise of Options shall automatically replenish the number of Shares available for Option grants under the Plan. No Option may be granted if such grant would have the effect of causing the total number of Shares subject to Options to exceed the above-noted total percentage of Shares reserved for issuance pursuant to the exercise of Options.

(c)	Subject to the rules of the Toronto Stock Exchange (the “TSX”), if Options granted under this Plan expire, terminate or cease to be exercisable without having been exercised in full, the Shares which were reserved for issue pursuant to such Options but which were not issued become available for issue pursuant to the exercise of other Options under the Plan.

4.	Administration

(a)	The Plan shall be administered by the board of directors of the Corporation (the “Board”) or any committee of directors of the Corporation designated by the Board (such designated directors being the “Administrators”). The Board or the Administrators, as the case may be, shall have full and complete authority to interpret the Plan and to prescribe such rules and regulations and make such other determinations as it or they deem necessary or desirable for the administration of the Plan, including without limitation the full power and authority to:

(i)	adopt rules and regulations for implementing the Plan;

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(ii)	determine the eligibility of persons to participate in the Plan, the number of Shares subject to Options, the fair market value of such Shares, and the vesting period of the Options;

(iii)	determine when Options shall be granted, which eligible persons will be granted Options, the number of Shares subject to each Option granted to a Participant and the vesting for each Option;

(iv)	interpret and construe the provisions of the Plan;

(v)	restrict or limit the Shares and the nature of such restrictions and limitations, if any;

(vi)	accelerate the exercisability or waive the termination of any Options, based on such factors as the Board or the Administrators may determine;

(vii)	make exceptions to the Plan in circumstances which it or they determine to be exceptional; and

(viii)	take such other steps as it or they determine to be necessary or desirable to give effect to the Plan.

(b)	Decisions of the Board or the Administrators shall be recorded in writing and shall be binding on the Corporation and on all persons eligible to participate in the Plan.

(c)	The Board or the Administrators may make changes to the terms of any granted Options or the Plan to the extent necessary or desirable to comply with any rules, regulations or policies of the TSX, provided that the value of previously granted Options and the rights of Participants are not materially adversely affected by any such changes.

5.	Granting of Options to Participants

The only persons to whom Options may be granted (“Participants”) shall be directors, officers, employees and consultants (as that term is defined in National Instrument 45-106) of the Corporation or its subsidiaries designated from time to time by the Board or the Administrators.

The Board or the Administrators may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Board or the Administrators may prescribe, grant Options to any Participant.

Notwithstanding the foregoing, the number of Common Shares:

(a) issued to Insiders of the Corporation within any one year period, and

(b) issuable to Insiders of the Corporation, at any time,

under the Plan, when combined with all of the Corporation’s other security-based compensation arrangements, must not exceed 10% of the Corporation’s total issued and outstanding Common Shares as at the applicable date of grant. For the purposes of this Plan the term “Insider” shall have the meaning given to such term in the TSX Company Manual.

6.	Exercise Price

Subject to the rules of the TSX, the Board or the Administrators shall determine the exercise price (the “Exercise Price”) for an Option but in any event the Exercise Price will be no less than the last closing price of the Shares on the TSX prior to the date of grant of such Option.

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7.	Term and Vesting

(a)	Subject to any accelerated termination under this Plan, unless otherwise determined by the Board or Administrators at the time of grant, each Option shall be exercisable until the eighth anniversary of the date on which it is granted. Each Option that has not been exercised pursuant thereto on or before the close of business on its date of expiry shall forthwith expire and terminate and be of no further force or effect whatsoever.

(b)	Unless otherwise specified by the Board at the time of granting Options and except as otherwise provided in this Plan, each Option will vest and be exercisable as follows:

Fraction of Total Number of Shares that may be Purchased	Exercise Period

1/4	Shall vest on the first anniversary of the date of grant; and

1/48	Shall vest at the end of each month following the first anniversary of the date of grant up to and including the fourth anniversary of the date of grant;

with the result that the entire Option subject to the grant shall be vested and exercisable as of the fourth anniversary of the date of grant.

(c)	Once a portion of an Option that has vested becomes exercisable, it remains exercisable until expiration or termination of the Option, unless otherwise specified by the Board in connection with the grant of such Option or pursuant to Section 16. Each Option or portion of an Option that has vested may be exercised at any time or from time to time, in whole or in part, for up to the total number of Shares with respect to which it is then exercisable. The Board or the Administrators has/have the right to accelerate the date upon which any portion of an Option that has vested becomes exercisable.

(d)	In the event that the expiry date of any Option occurs during, or within ten (10) business days following, a period when the Participant is prohibited by the blackout policies of the Corporation or the TSX from trading in Common Shares (a “Blackout Period”), the expiry date of the Option shall be automatically extended to the date which is ten (10) business days immediately following the end of the Blackout Period.

8.	Termination of Employment

Unless otherwise specified by the Board at the time of granting Options:

(a)	If, at any time, a Participant ceases to be a full-time employee of the Corporation or a subsidiary as a result of the Participant’s retirement, either with the concurrence of the Board or the Administrators at any time or after the person reaches the age of 65 years, any Options granted to such Participant and vested as of the Termination Date (as defined below) shall remain exercisable by such Participant until the earlier of: (i) 90 days following the Termination Date, and (ii) the expiration of such vested Options in accordance with their terms. As of the Termination Date, all unvested Options of such Participant shall expire and such Participant shall no longer be eligible for a grant of Options.

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(b)	If, at any time, a Participant ceases to be a full-time employee of the Corporation or a subsidiary as a result of the Participant’s death or physical or psychological Incapacity (as defined directly below), any Options granted to such Participant and vested as of the Termination Date shall remain exercisable by such Participant (or, in accordance with clause 14(b)(ii), the Participant’s legal representative) until the earlier of: (i) 120 days following the date of death or the date on which the Board or the Administrators determine(s) that the Incapacity will prevent the employee from fulfilling his or her full-time duties with the Corporation, and (ii) the expiration of such vested Options in accordance with their terms. As of the Termination Date, all unvested Options of such Participant shall expire. “Incapacity” means the permanent and total incapacity of a Participant as determined in accordance with procedures established by the Board or the Administrators for purposes of this Plan.

(c)	If, at any time, a Participant ceases to be a full-time employee of the Corporation or a subsidiary as a result of the Participant’s termination for cause, then, as of the Termination Date, the vested and unvested Options granted to such Participant shall expire and be of no further force or effect whatsoever and such Participant shall no longer be eligible for a grant of Options.

(d)	If, at any time, a Participant ceases to be a full-time employee of the Corporation or a subsidiary as a result of the Participant’s resignation, then any Options granted to such Participant and vested as of the Termination Date shall remain exercisable by such Participant until the earlier of: (i) 30 days following the Termination Date, and (ii) the expiration of such Vested Options in accordance with their terms. As of the Termination Date, all unvested Options granted to such Participant shall expire and be of no further force or effect whatsoever and such Participant shall no longer be eligible for a grant of Options.

(e)	If, at any time, a Participant ceases to be a full-time employee of the Corporation or a subsidiary as a result of the Participant’s dismissal without cause, any Options granted to such Participant and vested as of the Termination Date shall remain exercisable by such Participant until the earlier of: (i) 90 days following the Termination Date, and (ii) the expiration of such vested Options in accordance with their terms. As of the Termination Date, all unvested Options of such Participant shall expire and such Participant shall no longer be eligible for a grant of Options.

(f)	Where, in the case of a consultant, the Participant’s consulting agreement or arrangement terminates by reason of: (i) termination by the Corporation or an affiliated corporation for any reason whatsoever other than for material breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Participant’s consulting agreement or arrangement); or (ii) voluntary termination by the Participant; or (iii) the death or incapacity of the Participant, then any Options held by the Participant that are exercisable at the Termination Date, or at the date of the death or incapacity of the Participant, as the case may be, continue to be exercisable by the Participant until the earlier of: (A) the date that is 90 days from the Termination Date, or from the date of the death or incapacity of the Participant, as the case may be; and (B) the date on which the particular Options expire in accordance with their terms. Any Options held by the Participant that are not exercisable at the Termination Date, or at the date of the death or incapacity of the Participant, as the case may be, immediately expire and are cancelled on such date.

(g)	Where, in the case of a consultant, the Participant’s consulting agreement or arrangement is terminated by the Corporation or an affiliated corporation for material breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Participant’s consulting agreement or arrangement), then any Options held by the Participant, whether or not such Options are exercisable at the Termination Date, immediately expire and are cancelled on the Termination Date at a time determined by the Board, in its discretion.

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(h)	If, at any time, a Participant ceases to be a director or officer of the Corporation or a subsidiary (and is not or does not continue as a full-time employee of the Corporation or a subsidiary), the Options granted to such Participant and vested as of the Termination Date may be exercised by such Participant until the earlier of: (i) 90 days following the Termination Date, and (ii) the expiration of such vested Options in accordance with their terms. As of the Termination Date, all unvested Options granted to such Participant shall cease and terminate and be of no further force or effect whatsoever.

(i)	Notwithstanding any other provisions of this Section 8 but subject to the rules of the TSX, the Board or the Administrators may extend the expiration date of vested and unvested Options of a Participant who ceases to be a full-time employee, consultant, officer or director of the Corporation or a subsidiary beyond the expiry dates set out above, provided that such extended dates are not later than the assigned expiry date of any such Option.

“Termination Date” means:

(i)	in the case of a Participant whose employment or term of office with the Corporation or a subsidiary terminates in the circumstances set out in Section 8, the date that is designated by the Corporation or a subsidiary, as the case may be, as the last day of the Participant’s active employment or term of office with the Corporation or a subsidiary, as the case may be, provided that in the case of termination of employment by voluntary resignation by the Participant, such date shall not be earlier than the date notice of resignation was given, and “Termination Date” specifically does not mean the date on which any period of non-working reasonable notice that the Corporation or a subsidiary, as the case may be, may be required at law to provide to the Participant, would expire; and

(ii)	in the case of a Participant who is a consultant and whose consulting agreement or arrangement with the Corporation or a subsidiary, as the case may be, terminates in the circumstances set out in Section 8, the date that is designated by the Corporation or a subsidiary, as the case may be, as the date on which the Participant’s consulting agreement or arrangement is terminated, provided that in the case of voluntary termination by the Participant, such date shall not be earlier than the date notice of voluntary termination was received by the Corporation, and “Termination Date” specifically does not mean the date on which any non-working period of notice of termination that the Corporation or a subsidiary, as the case may be, may be required to provide to the Participant under the terms of the consulting agreement or arrangement, would expire.

9.	Stock Option Plan Agreement

The Corporation shall enter into an agreement with each Participant on the date of grant of Options substantially in the form of Schedule 1 (or such other form as may be acceptable to the Board or the Administrators) evidencing the Participant’s right to acquire Shares in accordance with the Plan. Each agreement will specify the number of Shares that are subject to the Options and will provide for the adjustment of that number in accordance with Section 15. The Participant acknowledges that such agreement will include a provision that, in certain circumstances as set out in the agreement, will require the Participant to sell its Shares to a party making an offer to purchase all of the Shares of the Corporation.

10.	Right to Employment

Nothing contained in this Plan or in any Option granted under this Plan shall confer upon any person any right to continued employment with the Corporation or a subsidiary or interfere in any way with the rights of the Corporation or a subsidiary in connection with the employment or termination of any such person.

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11.	Status as Shareholder

The Participant or the Participant’s legal representative shall not, by reason of the grant of any Option, be considered to be a stockholder of the Corporation until an Option has been duly exercised. No person shall enjoy any of the rights or privileges of a holder of Shares subject to Options until that person becomes the holder of record of those Shares.

12.	Exercise of Option

(a)	Subject to Subsection 12(b), the vested portion of an Option may be exercised at any time, or from time to time, during its term. A person electing to exercise an Option shall give written notice of the election to the Secretary of the Corporation substantially in the form of Exhibit A to Schedule 1, or such other form acceptable to the Board or the Administrators. A cash payment equal to the Exercise Price for each Share to be acquired pursuant to the exercise of Options shall accompany the written notice.

(b)	The exercise of any Option shall be subject to the condition that if at any time the Corporation shall determine in its sole discretion that it is necessary or desirable to comply with any legal requirement or the requirements of the TSX or other regulatory authority as a condition of, or in connection with, such exercise or the issue of Shares as a result thereof, then in any such event such exercise shall not be effective unless such compliance shall have been effected on conditions satisfactory to the Corporation.

(c)	Upon actual receipt by the Corporation of written notice addressed to the Secretary of the Corporation and payment for the Shares to be purchased, the person exercising the Option shall be registered in the books of the Corporation as the holder of the appropriate number of Shares and a share certificate shall be issued to such person.

(d)	The exercise of any Option may be made conditional on the Participant becoming a party to an escrow agreement as required by the rules of the TSX and will otherwise be subject to the rules of the TSX.

13.	Intentionally Left Blank

14.	Transferability

(a)	Except as set forth in Subsection 14(b), Options are not transferable.

(b)	Options may be exercised only by:

(i)	the Participant to whom the Options were granted; or

(ii)	(A)	upon the Participant’s death, by the legal representative of the Participant’s estate; or

(B)	upon the Participant becoming mentally incapable, the legal representative having authority to deal with the property of the Participant;

provided that any such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to exercise any Option.

(c)	A person exercising an Option may subscribe for Shares only in the person’s own name or in the person’s capacity as a legal representative.

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15.	Adjustment of Options

(a)	The existence of any Options does not affect in any way the right or power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this section would have an adverse effect on this Plan or any Option granted hereunder.

(b)	In the event of any subdivision, redivision or other similar change in the Shares at any time prior to the termination of an Option into a greater number of Shares, the Corporation shall deliver at the time of any exercise thereafter of an Option such additional number of Shares as would have resulted from such subdivision, redivision or change if such exercise of an Option had taken place prior to the date of such subdivision, redivision or change and the Exercise Price for such Shares shall be adjusted accordingly.

(c)	In the event of any merger, consolidation, recapitalization or other similar corporate change affecting the Shares at any time prior to the termination of an Option, the Board shall make such adjustments as each deems equitable to the number and kind of shares or other property to be delivered by the Corporation on any exercise thereafter of an Option, the Exercise Price of an Option and any other term of the Option as it deems necessary to prevent the dilution or enlargement of the rights of Participants thereunder.

(d)	No fractional Shares shall be issued upon the exercise of an Option. If, as a result of any adjustment under this Section 15 a Participant would be entitled to a fractional Share, the Participant shall have the right to acquire only the adjusted number of full Shares and no payment or other adjustment shall be made with respect to the fractional Shares so disregarded.

16.	Change in Control

(a)	Notwithstanding anything else in this Plan or any Stock Option Plan Agreement, the Board has the right to provide for the conversion or exchange of any outstanding Options into or for options, rights or other securities in any entity participating in or resulting from a Change in Control (as defined below).

(b)	Upon the Corporation entering into a binding agreement relating to a transaction which, if completed, would result in a Change in Control, the Corporation shall give written notice of the proposed Change in Control to the Participants, together with a description of the effect of such Change in Control on outstanding Options, not less than 10 days prior to the closing of the transaction resulting in the Change in Control.

(c)	In the event of and in connection with a transaction that would constitute a Change in Control, notwithstanding anything else in this Plan but subject to the specific terms of any Stock Option Plan Agreement to the contrary, the Board shall have the right, in its discretion, to deal with any or all Options (or any portion thereof) issued under this Plan in the manner it deems fair and reasonable in the circumstances of the Change in Control. Without limiting the generality of the foregoing, in connection with a Change in Control, the Board, without any action or consent required on the part of any Participant, shall have the right to:

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(i)	determine that the Options, in whole or in part and whether vested or unvested, shall remain in full force and effect in accordance with their terms after the Change in Control;

(ii)	provide for the conversion or exchange of any or all Options (or any portion thereof, whether vested or unvested) into or for options, rights or other securities in any entity participating in or resulting from a Change in Control;

(iii)	cancel any unvested Options (or any portions thereof) without payment of any kind to any Participant;

(iv)	accelerate the vesting of outstanding Options;

(v)	provide for outstanding Options to be purchased;

(vi)	accelerate the date by which any or all Options or any portion thereof, whether vested or unvested, must be exercised either in whole or in part;

(vii)	deem any or all Options or any portion thereof, whether vested or unvested (including those accelerated pursuant to this Plan) to have been exercised in whole or in part, tender, on behalf of the Participant, the underlying Shares that would have been issued pursuant to the exercise of such Options to any third party purchaser in connection with the Change in Control, and pay to the Participant on behalf of such third party purchaser an amount per underlying Share equal to the positive difference between the Change in Control price of the Shares and the applicable Exercise Price;

(viii)	cancel any or all outstanding Options (including those accelerated under pursuant to this Plan) either in whole or in part and pay to the Participant an amount per underlying Share equal to the positive difference between the Change in Control price of the Shares and the applicable Exercise Price; or

(ix)	take such other actions, and combinations of the foregoing actions or any other actions permitted under this Section 16(c), as it deems fair and reasonable under the circumstances.

(d)	For purposes of this Agreement, a “Change in Control” means the happening of any of the following events: (i) any transaction pursuant to which (A) the Corporation goes out of existence, or (B) any person, or any associate or affiliated corporation of such person (as those terms are defined in the Business Corporations Act (British Columbia) (the “BCBCA”)), (other than the Corporation, a subsidiary of the Corporation or an employee benefit plan of the Corporation (including any trustee of such plan acting as trustee)) hereafter acquires the direct or indirect “beneficial ownership” (as defined in the BCBCA) of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation’s then issued and outstanding securities; (ii) the sale of all or substantially all of the Corporation’s assets to a person other than a person that was an affiliated corporation of the Corporation; (iii) the dissolution or liquidation of the Corporation except in connection with the distribution of assets of the Corporation to one or more persons which were affiliated corporations prior to such event; or (iv) the occurrence of a transaction requiring approval of the Corporation’s shareholders involving the acquisition of the Corporation by an entity through purchase of assets, by amalgamation or otherwise.

17.	Alterations in Plan

(a)	Subject to Section 17(b), the Board or the Administrators may at any time or from time to time without shareholder approval alter, amend, vary, suspend, terminate or cancel the Plan or amend any Options issued pursuant to the Plan. The foregoing ability to alter, amend, vary, suspend, terminate or cancel the Plan or amend ay Options issued pursuant to the Plan shall be subject to the rules of the TSX.

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(b)	Subject to any additional requirements of the rules of the TSX, the following amendments to the Plan or to Options issued pursuant to the Plan shall not be made without prior approval of the TSX and approval of the shareholders of the Corporation:

i)	a reduction in the Exercise Price of an Option held by an Insider of the Corporation;

ii)	an extension of the term of an Option held by an Insider of the Corporation;

iii)	any amendment to remove the Insider participation limits set out in Section 5;

iv)	an increase in the maximum number of Common Shares issuable pursuant to Options granted under this Plan; and

v)	amendments to this Section 17.

18.	Termination of Plan

The Board may terminate the Plan at any time in its discretion. If the Plan is so terminated, no further Options shall be granted but the Options then outstanding shall continue in full force and effect in accordance with the provisions set out above.

19.	Compliance with Statutes and Regulations

The granting of Options and the sale of Shares under the Plan shall be carried out in compliance with applicable statutes and with the regulations of governmental authorities.

20.	Participant’s Entitlement

Except as otherwise provided in this Plan, Options previously granted under this Plan, whether or not then exercisable, are not affected by any change in the relationship between, or ownership of, the Corporation and an affiliated corporation. For greater certainty, all Options remain valid and exercisable in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, an affiliated corporation ceases to be an affiliated corporation.

21.	Withholding Taxes

The exercise of each Option granted under this Plan is subject to the condition that if at any time the Corporation determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such exercise, such exercise is not effective unless such withholding has been effected to the satisfaction of the Corporation. In such circumstances, the Corporation may require that a Participant pay to the Corporation, in addition to and in the same manner as the Exercise Price for the Shares, such amount as the Corporation is obliged to remit to the relevant taxing authority in respect of the exercise of the Option. Any such additional payment is due no later than the date as of which any amount with respect to the Option exercised first becomes includable in the gross income of the Participant for tax purposes.

22.	Rights of Participant

No Participant has any claim or right to be granted an Option (including, without limitation, an Option granted in substitution for any Option that has expired pursuant to the terms of this Plan), and the granting of any Option is not to be construed as giving a Participant a right to remain in the employ of the Corporation or an affiliated corporation. No Participant has any rights as a shareholder of the Corporation in respect of Shares issuable on the exercise of rights to acquire Shares under any Option until the allotment and issuance to the Participant of certificates representing such Shares.

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23.	Indemnification

Every Director will at all times be indemnified and saved harmless by the Corporation from and against all costs, charges and expenses whatsoever including any income tax liability arising from any such indemnification, that such Director may sustain or incur by reason of any action, suit or proceeding, taken or threatened against the Director, otherwise than by the Corporation, for or in respect of any act done or omitted by the Director in respect of this Plan, such costs, charges and expenses to include any amount paid to settle such action, suit or proceeding or in satisfaction of any judgement rendered therein. This indemnification is in addition to any rights of indemnification a Director may have under the Articles of the Corporation, any agreement, any vote of shareholders or disinterested directors or otherwise.

24.	Participation in the Plan

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment nor a commitment on the part of the Corporation to ensure the continued employment of such Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares. The Corporation does not assume responsibility for the income or other tax consequences for the Participants and they are advised to consult with their own tax advisors.

25.	Governing Law

The Plan, and determinations made and actions taken in connection with the Plan, shall be governed by the laws of the Province of British Columbia and the federal laws of Canada and construed in accordance therewith.

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Schedule 1

MOGO FINANCE TECHNOLOGY INC.

STOCK OPTION PLAN AGREEMENT

NOW THEREFORE this agreement is entered into this [      ] day of [     ], [     ] (the “Date of Grant”) between Mogo Finance Technology Inc. (the “Corporation”) and _____________________(the “Participant”) pursuant to the Stock Option Plan (the “Plan”) implemented by the Corporation effective November 15, 2013 as amended to date, a copy of which is annexed hereto.

1.	Pursuant to the Plan, the Corporation hereby grants non-assignable, non-transferable options (collectively, the “Options”) to acquire _______________ Shares (as defined in the Plan) at an exercise price of $[ ] per Share (the “Exercise Price”) and agrees to issue Shares to the Participant in accordance with the terms of the Plan upon the due exercise of the Options.

2.	The Options will vest and be exercisable as follows:

Fraction of Total Number of
Shares that may be Purchased	Exercise Period

1/4	Shall vest on the first anniversary of the date of grant; and

1/48	Shall vest at the end of each month following the first anniversary of the date of grant up to and including the fourth anniversary of the date of grant;

with the result that the entire Option subject to the grant shall be vested and exercisable as of the fourth anniversary of the date of grant. Once a portion of an Option that has vested becomes exercisable, it remains exercisable until expiration or termination of the Option, unless otherwise specified by the Board in connection with the grant of such Option or pursuant to the Plan.

3.	The exercise of the Options granted hereby, issuance of Shares and ownership of the Shares are subject to the terms and conditions of the Plan (all of which are incorporated into and form part of this Stock Option Plan Agreement) and this Stock Option Plan Agreement.

4.	Nothing in the Plan or in this Stock Option Plan Agreement will affect the Corporation’s right, or that of an affiliated corporation, to terminate the employment of, term of office of, or consulting agreement or arrangement with a Participant at any time for any reason whatsoever. Upon such termination, a Participant’s rights to exercise Options will be subject to restrictions and time limits for the exercise of Options. Complete details of such restrictions are set out in the Plan, and in particular in Section 8 thereof.

5.	Each notice relating to the Option, including the exercise thereof, must be in writing. All notices to the Corporation must be delivered personally or by prepaid registered mail and must be addressed to the secretary of the Corporation. All notices to the Participant will be addressed to the principal address of the Participant on file with the Corporation. Either the Corporation or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally, on the date of delivery, and if sent by prepaid, registered mail, on the fifth business day following the date of mailing. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.

6.	The Participant hereby agrees that:

(a)	any rule, regulation or determination, including the interpretation by the Board or the Administrators of the Plan, the Option granted hereunder and the exercise thereof, is final and conclusive for all purposes and binding on all persons including the Corporation and the Participant; and

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(b)	the grant of the Option does not affect in any way the right of the Corporation or any affiliated corporation to terminate the employment of the Participant.

7.	This Stock Option Plan Agreement shall be binding upon and enure to the benefit of the Corporation, its successors and assigns and the Participant and the legal representative of the Participant’s estate and any other person who acquires Shares by bequest or inheritance.

8.	By executing this Stock Option Plan Agreement, the Participant confirms and acknowledges that the Participant has not been induced to enter into this agreement or acquire any Options by expectation of employment or continued employment with the Corporation or its subsidiaries.

9.	This Stock Option Plan Agreement has been made in and is to be construed under and in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

MOGO FINANCE TECHNOLOGY INC.

Per:
Authorized Signatory

SIGNED, SEALED AND DELIVERED	)
in the presence of	)
)
)
)
(Witness))		(Signature of Participant)

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Exhibit A to Schedule 1

NOTICE TO EXERCISE

TO:	The Secretary of Mogo Finance Technology Inc. (the “Corporation”)

(a)	The undersigned hereby elects to purchase ________________ Shares (as defined in the Stock Option Plan of the Corporation dated November 15, 2013 as amended to date (the “Plan”) pursuant to the terms of the stock option plan agreement dated [ ] [ ], [ ] (the “Option Agreement”) between the undersigned and the Corporation, and tenders herewith payment in full of the purchase price thereof.

(b)	Please issue a certificate or certificates representing the Shares in the name of the undersigned, whose address is as follows:

Dated this __________ day of _____________________________,

(Signature of Participant)

(Name of Participant – Please Print)

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